SCHEDULE 13D

Amendment No. 6
Alaska Air Group Incorporated
common stock
Cusip # 011659109


Cusip # 011659109
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	PF
Item 6:	Commonwealth of Massachusetts
Item 7:	645,900
Item 8:	None
Item 9:	1,655,411
Item 10:	None
Item 11:	1,689,411
Item 13:	9.41%
Item 14:	HC


PREAMBLE

	The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed. See the discussion under Item 2.

Item 1.	Security and Issuer.

	This statement relates to shares of the common stock, $0.00 par value (the "Shares") of Alaska Air Group Incorporated, a
Delaware corporation (the "Company"). The principal executive offices of the Company are located at 19300 Pacific Highway
South, Seattle, WA  98188.

Item 2.	Identity and Background.

	Item 2 is amended as follows:

	This statement is being filed by FMR Corp., a Massachusetts Corporation ("FMR"). A separate Schedule 13D is being filed by Fidelity International Limited, a Bermuda joint stock company incorporated for an unlimited duration by private act of the Bermuda legislature ("FIL"). FMR is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment advisor which is registered under Section 203 of the Investment Advisors Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under Section 8 of the Investment Company Act of 1940 and serves as investment advisor to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Accounts"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR, Fidelity, and FMTC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	FIL is an investment adviser which provides investment advisory and management services to a number of non-U.S. investment companies or instrument trusts (the "International Funds") and certain institutional investors. Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity. On that date, the shares of FIL held by Fidelity were distributed, as a dividend, to the shareholders of FMR. FIL currently operates as an entity independent of FMR and Fidelity, with certain common shareholders. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliate of Fidelity, are non-U.S. entities. Various foreign-based subsidiaries of FIL are also engaged in investment management. The principal office of FIL is located at Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR representing approximately 49% of the voting power of FMR. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR. Mr. Johnson 3d is the Chairman of FMR. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	In addition, a partnership controlled by Mr. Johnson and members of his family own shares of FIL voting stock with the right to cast approximately 47.22% of the total votes which may be cast by all holders of FIL voting stock. Mr. Johnson 3d is Chairman of FMR and FIL. FMR and FIL are separate and independent corporate entities. FMR and FIL are managed independently and their boards of Directors are generally composed of different individuals. Their investment decisions are made independently, and clients are different organizations. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	The Shares to which this statement relates are owned directly by thirteen of the Fidelity Funds, twenty of the Accounts, and by Fidelity International Limited, through its subsidiaries and affiliates.

	FMR and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the Shares held by the other corporations need not be aggregated for purposes of Section 13(d). However, FMR is making this filing on a voluntary basis as if all of the Shares are beneficially owned by FMR and FIL on a joint basis.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	Item 3 is amended as follows:

	The Fidelity Funds which own or owned Shares purchased in the aggregate 4,438,616 Shares for cash in the amount of approximately $102,516,292, including brokerage commissions. The Fidelity Funds used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 3,432,900 Shares sold aggregated approximately $74,903,450. The attached Schedule B sets forth Shares purchased and/or sold since November 29, 1997.

	The Accounts of FMTC which own or owned Shares purchased in the aggregate 1,702,800 Shares for cash in the amount of approximately $37,048,781, including brokerage commissions. The Accounts used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 1,702,800 Shares sold aggregated approximately $25,852,338. The attached Schedule B sets forth Shares purchased and/or sold since November 29, 1997.

	The International Funds and accounts, which own or owned Shares, purchased in the aggregate 216,700 Shares for cash in the amount of approximately $4,831,475, including brokerage commissions. The International Funds and accounts used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 182,700 Shares sold aggregated approximately $5,481,930.

	FASST which own or owned Shares purchased in the aggregate 47,000 Shares for cash in the amount of approximately $1,004,213, including brokerage commissions. FASST used its own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 47,000 Shares sold aggregated approximately $1,097,334.

Item 4.	Purpose of Transaction.

	Item 4 is amended as follows:

	The purpose of Fidelity and FMTC in having the Fidelity Funds and the Accounts purchase Shares (see Item 5 below) is to acquire an equity interest in the Company in pursuit of specified investment objectives established by the Board of Trustees of the Fidelity Funds and by the investors in the Accounts.

	Fidelity and FMTC, respectively, may continue to have the Fidelity Funds and the Accounts purchase Shares subject to a number of factors, including, among others, the availability of Shares of sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Fidelity Funds and Accounts.

	Fidelity and FMTC, respectively, intend to review continuously the equity position of the Fidelity Funds and Accounts in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Fidelity may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

	Neither Fidelity nor FMTC has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act.

Item 5.	Interest in Securities of Issuer.

	Item 5 is amended as follows:

	Although Item 5 assumes that FMR, Fidelity, FMTC, and FIL beneficially own all 1,689,411 Shares, reference is made to Item
2 for a disclaimer of beneficial ownership with respect to the securities which are "beneficially owned" by the other corporations.

	(a)	FMR beneficially owns, through Fidelity, as investment
advisor to the Fidelity Funds, 1,005,711 Shares, or approximately 5.60% of the outstanding Shares of the Company, and through FMTC, the managing agent for the Accounts, 649,700 Shares, or approximately 3.62% of the outstanding Shares of the Company.
The number of Shares held by the Fidelity Funds includes 215,811 Shares of common stock resulting from the assumed conversion of $4,640,000 principal amount of the 6.5% Convertible Subordinated Debenture (46.512 shares of common stock for each $1000 principal amount of the debenture). FIL beneficially owns, as investment advisor to the International Funds, 34,000 Shares, or approximately 0.40% of the outstanding Shares of the Company.
Neither FMR, Fidelity, FMTC, nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto, beneficially owns any other Shares. The combined holdings of FMR, Fidelity, FMTC, and FIL are 1,689,411 Shares, or approximately 9.14% of the outstanding Shares of the Company.

	(b)	FMR, through is control of Fidelity, investment advisor
to the Fidelity Funds, and the Funds each has sole power to dispose of the Shares. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the 1,005,711 Shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the Shares under written guidelines established by the Funds'
Board of Trustees. FMR, through its control of FMTC, investment manager to the Accounts, and the Accounts each has sole dispositive power over 649,700 Shares and sole power to vote or to direct the voting of 645,900 Shares, and no power to vote or to direct the voting of 3,800 Shares owned by the Accounts.

	(c)	Except as set forth in Schedule B, neither FMR, or any
of its affiliates, nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has effected any transaction in Shares during the past sixty (60) days.

Item 6.	Contract, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

	Neither FMR nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has any joint venture, finder's fee, or other contract or arrangement with any person with respect to any securities of the Company.

	The Funds and Accounts may from time to time own debt securities issued by the Company or its direct or indirect subsidiaries, and may from time to time purchase and/or sell such debt securities.

Item 7.	Material to be Filed as Exhibits.

	Not Applicable.

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						FMR Corp.



DATE:	February 9, 1998	By:	/s/Eric D.
Roiter
	Eric D. Roiter
	V.P. & General Counsel - FMR
Co.
	Duly authorized under Powers
of Attorney dated
	December 30, 1997, by and on
behalf of FMR
							Corp. and its direct and
indirect subsidiaries





SCHEDULE A

	The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

POSITION WITH
									PRINCIPAL
NAME	FMR CORP.	OCCUPATION

Edward C. Johnson 3d	President,
	Chairman of the
Director, CEO	Board and CEO, FMR
Corp.
Chairman &
Mng. Director

J. Gary Burkhead	Director and Vice Chairman	President,
Fidelity Investments
		Institutional
Services
		Company, Inc.

James C. Curvey	Director, Vice Chairman,	Chief Operating
Officer, FMR
	Chief Operating Officer

William L. Byrnes	Director & Mng.	Vice Chairman, FIL
Director

Abigail P. Johnson	Director	Associate Director
and Senior Vice 		President - Fidelity
Management & 		Research Company

George A. Vanderheiden	Director	Senior
Vice President,
		Fidelity Management
& Research 			Company

David C. Weinstein	Sr. Vice President	Sr. Vice President
Administration	Administration, FMR
Corp.


Mark A. Peterson	Executive Vice President	President - Fidelity
Investments 			Technology &
Processing Group

Gerald M. Lieberman	Sr. Vice Pres. - 	Sr. Vice Pres. -
Chief Financial	Chief Financial
Officer	Officer, FMR Corp.



SCHEDULE B


Alaska Air Group Incorporated

Ten Fidelity Fund(s) purchased Shares since November 29, 1997 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE
	12/10/97	80,000	$37.00
	12/11/97	25,000	37.18
	12/15/97	49,000	38.75
	12/16/97	20,000	37.70
	12/18/97	8,000	37.38
	12/19/97	6,000	34.88
	12/23/97	15,000	36.25
	1/9/98	7,300	40.24
	1/14/98	31,200	41.61
	1/20/98	55,900	44.97
	1/21/98	53,500	46.87
	1/27/98	18,000	44.26
	1/28/98	70,000	48.89


SCHEDULE B


Alaska Air Group Incorporated

One Fidelity Fund(s) sold Shares since November 29, 1997 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE
	12/23/97	2,200	$35.89
	12/30/97	4,000	37.63



SCHEDULE B


Alaska Air Group Incorporated

Four Account(s) purchased Shares since November 29, 1997 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE
	1/20/98	4,800	$46.13
	1/26/98	3,800	44.44
	12/04/97	25,000	40.08



SCHEDULE B


Alaska Air Group Incorporated

Three Account(s) sold Shares since November 29, 1997 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.


	DATE	SHARES	PRICE
	12/04/97	25,000	$40.08
	1/15/98	3,500	44.50
	1/22/98	20,000	46.39
	1/28/98	20,000	48.22


SCHEDULE B


Alaska Air Group Incorporated

One Fund(s) purchased 6.5% Convertible Subordinated Debentures since November 29, 1997 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE
	12/11/97	750,000	$180.29
	12/16/97	3,000,000	177.16
	1/28/98	890,000	231.76